SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2013

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR SHAREHOLDERS APPROVE 175 AIRCRAFT ORDER

Ryanair Holdings Plc ("the Company") announces that the ordinary resolution has been passed at the EGM held today for the purchase of 175 Boeing 737-800 Aircraft over a five year period from calendar 2014 to 2018.
The numbers of shares in respect of which valid proxy appointments were made are detailed below and have also been made available on the Company's website, www.ryanair.com.

Votes For		Votes Against		Total Votes*	Votes Withheld *	Total (Inc. Withheld)
Number	Percentage	Number	Percentage		Number	Number
1,027,572,227	100.00%	1,374	0.00%	1,027,573,601	3,891,966	1,031,465,567

* As "Votes Withheld" are not votes in law, they are not taken into account in the calculation of the proportion of the votes For and Against or in the Total Votes shown.

A copy of the resolution considered and passed at the Extraordinary General Meeting has been submitted to the Irish Stock Exchange and the UK's National Storage Mechanism, and is available for inspection as follows:

Company Announcements Office,
Irish Stock Exchange,
28 Anglesea Street,
Dublin 2,
Ireland.

Tel: + 353 1 6174200

and

http://www.hemscott.com/nsm.do

Defined terms used in this announcement have the same meaning as in the Company's circular to shareholders dated 27 May 2013.

18 June 2013

ENDS

For further information:

Howard Millar Ryanair Holdings plc Tel: 353-1-8121212	Joe Carmody Edelman Tel: 353-1-6789333

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 18 June, 2013

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary